Exhibit 99.2

THE INX DIGITAL COMPANY, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102F1

For the Years ended December 31, 2024, and 2023

U.S. DOLLARS IN THOUSANDS

March 27, 2025

The INX Digital Company, Inc.

Introduction

This Management’s Discussion and Analysis (“MD&A”), dated March 27, 2025, is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of The INX Digital Company Inc. (“TINXD” or together with its consolidated subsidiaries, the “Company”) for the years ended December 31, 2024, and 2023.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the audited condensed consolidated interim financial statements for the years ended December 31, 2024, and 2023, together with the notes thereto. Results are reported in United States dollars in thousands unless otherwise noted. The results for the years ended December 31, 2024, are not necessarily indicative of the results that may be expected for any future period. The information contained herein is presented as of March 27, 2025, unless otherwise indicated.

The Company’s certifying officers, based on their knowledge, having exercised reasonable diligence, are also responsible to ensure that the consolidated financial statements and MD&A do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by these filings, and the financial report together with the other financial information included in these filings fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented in these filings.

The audited consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 1 – Presentation of Financial Statement as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements of the Company as of and for the years ended December 31, 2024, and 2023, were authorized for issuance on March 27, 2025, in accordance with a resolution of the board of directors.

This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the TINXD’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Discontinued operation

On August 29, 2024 (“the sale date”), INX entered into a share sale agreement to sell its holdings in I.L.S. Brokers Ltd., a Company incorporated under the laws of the State of Israel (“ILSB”). The transaction was completed on November 29, 2024. The total consideration at closing was $5,265 consisting of a base payment of $4,450 plus $815 representing ILSB’s equity value as of October 31, 2024. A cash amount equal to 15% of the purchase price is being held in escrow until November 29, 2025, to secure the indemnification and other payment obligations of the Company. For further details see note 4 to the financial statement.

The INX Digital Company, Inc.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions.

Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

Nature of Operations

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company, through its subsidiaries, primarily focuses on providing regulated infrastructure for security token offerings and on- chain Real World Assets (RWAs). The Company operates INX.One, a comprehensive platform that serves as a single point of entry for both primary issuance of regulated security tokens and secondary market trading of these tokens, along with digital assets (cryptocurrencies) trading capabilities. This integrated approach allows the Company to offer a complete solution for tokenization and regulated trading of blockchain-based securities.

The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the digital asset segment, which includes the development and operation of integrated, regulated solutions for trading of blockchain assets, and providing services for products utilizing blockchain technology.

Until November 29, 2024, the Company also operated in the brokerage segment through ILSB, which facilitated financial transactions between financial institutions and offered a full range of brokerage services to several leading banking institutions. The segment’s results until the sale date are presented as net income from discontinued operation in the statement of comprehensive income.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Transaction”). The Transaction resulted in a reverse takeover transaction whereby pre-transaction shareholders of INX became majority shareholders of the Company. The Company continues the business of INX.

On December 31, 2021, the Company received a conditional approval from the Neo Exchange Inc. (“Neo Exchange”) to list the combined entity (the “Resulting Issuer”) shares. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada) under the symbol INXD.

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares eligible to be cleared and settled by the Depository Trust Company.

The INX Digital Company, Inc.

INX Token

As part of the Company’s blockchain ecosystem, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S Securities and Exchange Commission (the “SEC”) acknowledged the effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared the effectiveness of the initial public offering of INX Tokens (“The INX Token Offering” or “the Offering”) pursuant to which INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token.

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

In July 2021, INX listed the INX Token for trading on the trading platform for “digital securities,” i.e., digital assets that constitute securities under the applicable law, operated through INX’s subsidiary, INX Securities, LLC (formerly the “INX Securities Trading Platform”, rebranded as INX.One in 2022).

INX has not allocated for issuance and does not intend to issue 35 million of the 200 million INX Tokens that have been created. These tokens may be used to fund acquisitions, address regulatory requirements or fund the operations of INX if the Board of Directors of INX determines that INX has net cash balances sufficient to fund less than nine months of its operations. INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit dilution to INX Token holders. In addition, INX maintains 29.4 million INX Tokens in its treasury. As of December 31, 2024, the Company held approximately 64.4 million INX Tokens in aggregate.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the holders of INX Tokens (other than INX) are entitled to receive a pro rata distribution of 40% of INX’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by INX of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on INX’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution is to be paid to parties (other than INX) holding INX Tokens as of March 31 of the following year on April 30th, commencing with the first distribution to be paid, if at all. As of December 31, 2024, the INX cumulative adjusted operating cash flow activity was negative, and therefore no distribution is expected on April 30, 2025.

Holders of INX Tokens are also entitled, at a minimum, to a 10% discount on the payment of transaction fees on the INX.One Trading Platform.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of December 31, 2024, on a combined basis, owns 17.20% of the Company’s outstanding common shares.

The Company operates through the following wholly owned subsidiaries:

●	INX Limited (“INX”), a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public Offering of the INX Token. The Offering was registered under the United States Securities Act of 1933, and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 49 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital asset trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AVAXC, BTC, CRV, DOGE, DOT, ETH, EUROC, FTMLTC, MELANIA, PAXG, PEPE, PYUSD, SOL, TRUMP, USDC, USDT, XRP.

The INX Digital Company, Inc.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021, as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens previously registered with the SEC or offered under an applicable SEC exemption.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021. . Midgard provides software development, marketing and operations services for the group and starting 2022, Midgard develops digital assets trading platform, security token trading platform, and other products and holds Intellectual property.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021, for nominal consideration.

●	INX Solutions Limited (“INX Solutions”) was incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions provided liquidity and risk management services to the group through the end of 2023.

The following subsidiaries are currently dormant:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

●	INX Services, Inc., a Delaware corporation.

Changes in share capital during the Year ended December 31, 2024

During the year ended December 31, 2024, the activity related to Common shares, was as follows:

	Common Shares	Share Premium
Balance as of December 31, 2023	234,025,894	$64,120
Issuance of shares from exercise of share options and vesting of restricted share units	2,899,683	149
Share-based compensation	-	1,212
Repurchase of shares	(131,500)	(12)
Balance as of December 31, 2024,	236,794,077	65,469

On September 16, 2024, the Company’s Board of Directors authorized a share repurchase program effective September 19, 2024. Under this program, management is authorized to repurchase the Company’s common shares through September 18, 2025. The program establishes a combined maximum purchase amount of $5,000 for both common shares and INX Tokens, with the program terminating upon reaching this limit even if prior to the end date. All repurchases are subject to compliance with applicable laws and regulations and will be conducted in accordance with the normal course issuer bid requirements under Canadian securities laws. The timing, quantity, and price of repurchases will be determined by management based on market conditions, regulatory requirements, and other relevant factors.

During the year ended December 31, 2024, the Company repurchased 131,500 shares at a cost of $12.

The INX Digital Company, Inc.

Share Based Payments

The Company offers an Omnibus Equity Incentive Plan (“the Plan”), which provides for, among other things, the issuance of options to purchase common shares, restricted shares and restricted share units to employees, directors and service providers of the Company. Subject to certain capitalization adjustments, the aggregate number of shares that may be issued pursuant to share awards under the Plan may not exceed 37,408,948 shares.

During the year ended December 31, 2024, the activity related to stock options under the Plan was as follows:

	Number of Stock Options	Weighted average exercise price
Balance as of January 1	27,775,946	$0.46
Granted	13,826,046	0.09
Forfeited	(7,065,822)	0.44
Exercised	(2,899,683)	0.05
Balance as of December 31	31,636,487	$0.35
Stock options exercisable at the end of year	11,551,492	$0.59

During the year ended December 31, 2024, the Company recorded share-based compensation expense of $1,212, related to stock options and restricted stock granted under the Plan.

During the year ended December 31, 2024, the Company granted or committed to grant the following share options and restricted stock units to employees, directors and service providers under the Plan:

On January 8, 2024, a key officer, through his wholly owned entity, was awarded 2,337,212 restricted share units. All shares shall fully vest on January 8, 2028.

On January 8, 2024, the Company committed to grant, options to each of its five independent directors to purchase 467,442 common shares (total of 2,337,210) of the Company at CAD 0.30 ($0.23), a price per share equal to the fair value per share at the date of the commitment to grant the options. Options shall vest evenly over the period of over 4 years, commencing as of the later of: (i) the date in which the independent director commenced to serve as the board member; and (ii) January 10, 2022.

On January 8, 2024, the Company granted certain employees and a service provider option to purchase 1,519,388 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.30 ($0.22), with the vesting period over 4 years.

On May 26, 2024, the Company granted certain employees and a service provider option to purchase 4,477,694 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.1 ($0.074), with the vesting period over 4 years.

On May 26, 2024, a key officer, through his wholly owned entity, was awarded 471,336 restricted share units. All shares shall fully vest on January 8, 2028.

On December 17, 2024, the Company granted certain employees and a service provider option to purchase 434,000 common shares of the Company at a price per share equal to the fair value per share at the effective date of the grant at a price of CAD 0.07 ($0.052), with the vesting period over 4 years.

On December 17, 2024, certain employees, directors and service providers received 2,249,206 restricted common share units of the Company at cashless basis. Restricted share units shall vest over the period of 4 year, and all shares fully vested on December 17, 2028.

The INX Digital Company, Inc.

Financial and Operational Highlights

Financial Highlights

The following table presents an overview of the Company’s assets, liabilities, and shareholders’ equity as of December 31, 2024, and December 31, 2023: (U.S. Dollars in thousands)

	December 31, 2024	December 31, 2023
Total assets	$67,238	$74,231
Total liabilities	$35,190	$62,661
Shareholders’ equity	$32,048	$11,570
Working capital	$17,478	$1,590
Adjusted working capital (1)	$17,300	$22,206

(1)	Adjusted Working Capital is defined as Working Capital excluding Reserve Fund and INX Token liability, which represents a non-cash fair value measured liability.

Cash and Cash Equivalents

As of December 31, 2024, the Company held a total of $ 10,045 cash and cash equivalents, a decrease of $2,861 from December 31, 2023.

Total Current Assets

As of December 31, 2024, total current assets are $52,668, a decrease of $11,104 since December 31, 2023. The decrease is primarily attributable to several reductions, including Short-term investments of $7,571, Short-term investments held in Reserve Fund of $5,180, Cash and cash equivalents of $2,861, Cash and cash equivalents held in reserve funds of $2,313, Digital assets of $949, Trade receivables of $687, and Prepaid expenses and other receivables of $121. These decreases were partially offset by an increase in receivables for sale of subsidiary of $5,265 and an increase in Customer funds of $3,313.

Reserve Fund

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters in excess of $25,000 as a “Reserve Fund”. This fund is available to cover customer and INX’s losses, if any, that result from cybersecurity breaches, theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund, which was amended on August 11, 2022. The Reserve Fund shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

As of December 31, 2022, INX had segregated $36,023 as the Reserve Fund. In December 2023, a cyber-attack on third-party service provider computer system resulted a loss of $1,618 to one of the Company׳s subsidiaries. The Company immediately addressed the security vulnerability, implemented additional security measures designed to prevent such cyber-attack incidents in the future, and continues to work with relevant law enforcements seeking to recover lost funds. The Reserve Fund was used to cover this loss, reducing its balance to $34,405 as of December 31, 2023.

The INX Digital Company, Inc.

In April 2024, a human error in the Company’s trading platform execution led to a loss of $80. The Company promptly updated work procedures to prevent similar errors. This loss was also covered by the Reserve Fund, further reducing its balance to $34,325 as of December 31, 2024.

As of December 31, 2024, INX has segregated $34,325, which is restricted as the Reserve Fund. The Reserve Fund is held in cash and cash equivalents, U.S. Treasury securities and investment grade corporate bonds held at financial institutions and brokerage firms, as follows.

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$14,209	$16,522
Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	2,954	986
Corporate bonds – marketable investments	8,848	15,996
Total short-term investments	11,802	16,982
Long-term investments (*)
U.S. Treasury securities	-	901
Corporate bonds and loans (principally) – marketable investments	8,314	-
Total long-term investments	8,314	901
Total Reserve Fund	$34,325	$34,405

Assets

As of December 31, 2024, and December 31, 2023, assets totaled $67,238 and $74,231, respectively. The net decrease of $6,993 was primarily due to the following:

Decreases in:

●	Cash and cash equivalents $2,568

●	Short and Long-term investments $8,136

●	Cash and cash equivalents held in Reserve Fund $2,313

●	Intangible assets and Goodwill $169

●	Right-of-use-assets, net $271

●	Property, plant and equipment, net $61

●	Assets relates to discontinued operation $4,651

These decreases were offset by increases in:

●	Receivables for sale of subsidiary $5,265

●	Customer funds $3,313

●	Investments held in reserve fund $2,233

●	Prepaid expenses and other receivables $192

●	Trade receivables $137

●	Digital assets $36

The INX Digital Company, Inc.

Liabilities

Change in fair value of INX Token and INX Token warrants

Our balance sheet as of December 31, 2024, includes the INX Token liability of $25,833 compared to $54,120 as of December 31, 2023. Based on the terms of the INX Token, the INX Token is a hybrid financial instrument and under the applicable account standards it is presented as a financial liability on our consolidated balance sheet due to the right of the INX Token holders to use the INX Token to pay transaction fees on the INX.One Trading Platform.

INX Token is measured at fair value based on the closing market price of the INX Token (see further details in Note 13 in the financial statements).

As of December 31, 2024, and 2023, directors, advisors, employees and service providers held 8,116,958 and 5,574,292 restricted INX Tokens or INX Token warrants, respectively.

The INX Token warrant liability of $660 and $1,240 on December 31, 2024, and December 31, 2023, respectively, is presented at fair value based on Black-Scholes pricing model. (see further details in Note 8 in the financial statements).

Changes in fair value of the liabilities noted above are recorded in profit or loss in our consolidated statements of profit and loss and comprehensive income (loss).

During the year ended December 31, 2024, and 2023, the fair value of INX Tokens and INX Token warrant liability decreased by $29,332, and $3,979, respectively, which is recorded as a gain in the statement of profit and loss and comprehensive income (loss).

INX Token Valuation

The fair value per INX Token as of December 31, 2024, and 2023, for tokens that are not subject to lock-up agreement was $0.19 and $0.40 respectively, based on the closing market price.

The INX Digital Company, Inc.

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the years ended December 31, 2024, and 2023:

	Year ended December 31
	2024	2023 (*)
Revenue:
Trading and transaction fees	$422	$432
Service revenue	871	976
Cost of services	(836)	(976)
Income on service revenue	35	-
Equity Loss on investment in associate	(651)	(591)
Sales of digital assets	-	11,380
Cost of digital assets	-	(11,380)
Change in revaluation of digital assets	-	235
Net gain on digital assets	-	235
Total income (loss)	(194)	76

Operating income (expenses):
Research and development	(3,082)	(3,319)
Sales and marketing	(3,125)	(3,886)
General and administrative	(7,793)	(10,279)
Other expense	-	(1,618)
Change in fair value of INX Token warrant liability	936	204
Total operating expenses	(13,064)	(18,898)

Loss from operations	(13,258)	(18,822)
Unrealized gain on INX Tokens issued	28,394	3,775
Finance income	2,368	1,710
Financial expenses	(199)	(187)
Income (loss) before tax	17,305	(13,524)
Tax income	1	20
Net income (loss) from continuing operations	17,306	(13,504)
Income from discontinued operation	105	290
Gain from sale of discontinued operation	1,145	-
Net income from discontinued operation	1,250	290
Net income (loss)	$18,556	$(13,214)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized (gain) loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)	(265)	77
Unrealized gain on investments at fair value through other comprehensive income (loss)	438	1,138
Realized gain on investments – Sale of Subsidiary	356	-
Adjustments arising from translating financial statements from functional currency to presentation currency	44	(53)
Total other comprehensive income	573	1,162

Total comprehensive income (loss)	$19,129	$(12,052)
Earnings (loss) per share, basic	$	$
From continuing operations	0.07	(0.06)
From discontinued operation	0.01	0.00
	0.08	(0.06)
Earnings (loss) per share, diluted	$	$
From continuing operations	0.07	(0.06)
From discontinued operation	0.01	0.00
	0.08	(0.06)
Weighted average number of shares outstanding, basic	235, 608,245	218,550,723
Weighted average number of shares outstanding, diluted	237,763,274	218,550,723

(*)	Reclassified in respect of discontinued operation - see note 4 to the financial statements.

The INX Digital Company, Inc.

Operating Results from the years ended December 31, 2024, and 2023

The 2023 figures were reclassified to reflect the discontinuing of the brokerage segment.

Total income

The Company generated $422 in trading and transaction fees and $871 in service revenue set of service costs and the Company’s share (33%) in Nabatech’s loss of $1,487, total loss of $194 for the year ended December 31, 2024.

During the year ended December 31, 2023 the Company generated $432 in trading and transaction fees and $976 in service revenue set of service costs and the Company’s share (33%) in Nabatech’s loss of $1,567, also a change in revaluation of digital assets of $235 created a total net income of $76 for the year ended December 31, 2023.

Trading and transaction fees

Trading fee revenue consists of transaction revenue generated from trading and transaction fees from trades in security tokens and digital assets on our INX.One platform. Trading fees earned are based on the price and quantity of the digital asset that is bought or sold and are published on our website (https://www.inx.co/fee-schedules/). Transaction fees may be either set as a fixed fee per transaction or as a percentage of the amount traded. Transaction revenue is recognized at the time the transaction is processed and is directly correlated with trading and transaction volume.

In late 2022, INX launched listings of security tokens seeking to raise capital in primary offerings. This service is offered by our SEC broker-dealer subsidiary, INX Securities. Similar to the INX Token, security tokens listed by us are registered with the SEC and are deemed to be an “equity security” under relevant SEC rules and regulations. After the primary offerings are completed, tokens are expected to trade on INX.One in the secondary market. Listing fees are generated on each primary raise and are directly correlated to the total capital raised by the issuer.

The INX Digital Company, Inc.

Service revenue

Service revenue represents fees from technology consultation and advisory, as well as listing services performed by the Company under written agreements.

In 2023, the Company entered into a service agreement with Nabatech, an entity organized under a joint venture agreement between the Company and an entity based in Switzerland, whereby both parties agreed to join their expertise to develop central bank digital currency solutions utilizing blockchain technology. The Company provides blockchain technology support and advisory services to Nabatech and earns revenue based on time and resources dedicated to the development project.

The Company recorded an income of $871, mostly set off against the cost of Nabatech, and the Company’s share (33%) in Nabatech’s loss of $651.

Revenue from purchases and sales of digital assets and trading of derivative contracts

As part of our risk management and trading activities, during 2023, one of the Company’s subsidiaries held and traded digital assets and related derivative contracts. Such digital assets and derivative contracts were principally acquired for the purpose of selling in the near future. As of the beginning of 2024, the trading activity by the Company’s subsidiary was discontinued.

Research and Development Expenses

The Company incurred $3,082 in research and development expenses for the year ended December 31, 2024, compared to $3,319 for the year ended December 31, 2023.

The decrease of $237 was comprised of a decrease in share-based compensation of $209, decrease in token-based compensation costs of $106, offset by an increase in software licenses and web services related to research and development of $36, research and development personnel costs of $24 and other research and development costs of $18.

Sales and Marketing Expenses

The Company incurred $3,125 in sales and marketing expenses for the year ended December 31, 2024, compared to $3,886 for the year ended December 31, 2023. The decrease of $761 was mainly due to a decrease in share-based compensation of $346, a decrease in token-based compensation of $238, a decrease in marketing personnel costs of $291 and a decrease in other marketing costs of $145, this was offset by an increase in marketing costs of $259.

General and Administrative Expenses

The Company incurred $7,793 in general and administrative expenses for the year ended December 31, 2024, compared to $10,279 for the year ended December 31, 2023. The decrease of $2,486 was primarily driven by a decrease in share- based compensation of $960, a decrease in audit fees and financial services of $532 a decrease in general and administrative personnel costs of $353, a decrease in legal fees of $246, a decrease in compliance and registration fees of $234, a decrease in rent and utilities of $92, a decrease in insurance expenses of $98 and a decrease in token based compensation of $92. This was offset by an increase in other administrative costs of $121.

Net Loss from Operation

For the year ended December 31, 2024, and 2023, the Company’s net loss from operations was approximately $13,258 and $18,822, respectively.

The INX Digital Company, Inc.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of profit and loss and comprehensive income (loss).

During the year ended December 31, 2024, the Company recorded income on INX Tokens issued of $28,394, compared to $3,775 recorded in the year ended December 31, 2023.

Net Income (Loss) from continuing operation

The Company’s net Income for the year ended December 31, 2024, was $17,306 compared to net loss of $13,504 for the year ended December 31, 2023. The increase in net income from continuing operation of $30,810 mainly relates to the change in the unrealized gain on INX Tokens issued.

Net Income from discontinued operation

The Company׳s net income from discontinued operations of $105 for the year ended December 31, 2024, compared to $290 for the year ended December 31, 2023. The Company also recorded a net gain from sale of a subsidiary of $1,145 for the year ended December 31, 2024.

Total Comprehensive Income (Loss) per Share

The total comprehensive income (loss) from continuing operations per share, basic, for the year ended December 31, 2024, and 2023 was approximately $0.07 and ($0.06), respectively.

The total comprehensive income from discontinued operations per share, basic, for the year ended December 31, 2024, and 2023 was approximately $0.01 and $0.00, respectively.

Operating Cash Flow

The Company’s Operating Cash Flow for the year ended December 31, 2024, was negative $11,148 compared to negative $9,755 for the year ended December 31, 2023.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution is to be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions are to be paid on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2023, the INX cumulative adjusted operating cash flow activity is negative, and therefore no distribution was made on April 30, 2024.

The Cumulative Adjusted Operating Cash Flow as of December 31, 2024, was negative $75,174.

The INX Digital Company, Inc.

Operational Highlights

Focus on the growth of listings offered on security token market

We aim to be the market leader offering regulated investment opportunities in the form of Web3 integrated security tokens. INX’s main focus remains on the growth of security token investment opportunities and on-chain Real World Assets (RWAs) offered to our customers on the INX.One platform by creating a go-to holistic solution for private founders, public companies, corporate partners and fund issuers to tokenize previously issued securities or shares and list them on INX.One, providing an efficient and transparent secondary market for this asset class in the U.S. and globally. We also continue to enter into listing agreements with companies and tokenization platforms in the U.S. and globally that seek to list their issued security tokens or on-chain RWA for secondary market trading on INX.One. In addition to continuing to look to provide listings for our existing retail client base, we will be pushing forward to bring institutions and related listings to INX.One in 2025 and beyond.

As of December 31, 2024, the INX Token (INX) and the Republic Note ($Note) are the most actively traded security tokens on INX.One and are among the most actively traded security tokens in the United States.

Expansion of technical capabilities and improvements of efficiency and reliability of INX.One

As the tokenization of real-world assets gains momentum, we have made progress during the first half of 2024 strategically expanding our technology infrastructure and capabilities as well as forming strategic partnerships to introduce new on-chain Real World Assets (“RWA”) on INX.One. We also went live with our integration with the BitGo Go Network enabling our clients to trade digital assets on INX.One without moving their funds from BitGo custody.

Protection of customer assets

While customer securities and related USD balances are self custodied by our customers, digital assets and fiat deposited by customers of INX Digital are held in omnibus accounts at our custodial partners. In 2024, following well established protection of customer assets practices followed by the US CFTC regulated entities, INX announced segregation of customer funds - officially making public its proactive self-regulatory measure to fully segregate customer funds, reinforcing its commitment to the highest standards of customer protection in the rapidly growing world of digital asset trading. While INX has been segregating customer assets for years following well-established practices in the regulated trading industry, the company is making clear that it put in place legal segregation of customer funds for the trading of digital assets, making them bankruptcy remote and further demonstrating INX’s dedication to providing a secure and transparent environment for its valued clients. As of December 31, 2024, we are licensed or otherwise cleared to offer digital asset trading to customers in 49 US states plus Washington D.C. and Puerto Rico, and continue to work with state regulators to secure licenses in the remaining states and territories.

Strategic Partnership

During 2024, the Company announced the listing of tokenized NVIDIA Corp. (NVDA), Tesla (TSLA), Microsoft (MSFT), Google (GOOGL), and GameStop (GME) shares (“Tokenized shares”) on its platform. These tokenized shares, are backed one-to-one by the underlying shares, and issued on the blockchain network in partnership with Backed Finance. This initiative is designed for eligible non-US users only, marking a significant advancement in the on-chain RWA market by bridging traditional financial assets with digital trading.

On August 2024, the company, through its broker-dealer subsidiary, INX Securities, LLC, announced a strategic association with Muriel Siebert & Co., LLC, a prominent name in traditional financial services, and a wholly owned subsidiary of Siebert Financial Corp. (NASDAQ: SIEB). This collaboration marks a significant milestone in expanding On-Chain RWA investment opportunities to Siebert’s long-established relationships. This association will enable Siebert’s extensive network of clients and/or potential issuers to connect with INX’s cutting-edge marketplace for the primary issuance and secondary trading of RWAs.

The INX Digital Company, Inc.

Strategic Partnership with Republic

In June 2023, INX entered into a strategic collaboration agreement with OpenDeal Inc. (“Republic”), a global financial firm operating a digital merchant bank and a network of investment platforms, pursuant to which the parties seek to expand the breadth and depth of tokenization infrastructure and access to digital assets for investors worldwide.

By combining INX’s digital trading infrastructure and expertise in tokenized primary offerings and secondary market trading, together with Republic’s well-established primary distribution, wallet, and portfolio companies, both companies are poised to introduce a wide range of compliant solutions for both primary and secondary markets and redefine the way capital is raised, empowering both institutional and retail investors globally.

In Q4 2023 INX listed the Republic Note ($Note) on INX.One for secondary market trading and completed the integration of the Republic Wallet as a new custody solution for clients on INX.One, which marks a significant milestone in the collaboration between the entities and sets a strong foundation scalable for future listings of tokens from the Republic’s portfolio of companies.

In July 2024, INX and Republic further expanded and strengthened the partnership: INX will refer prospective securities issuers to Republic for their initial offerings, earning commissions from any revenues Republic generates from these clients. Following these initial offerings, securities may be listed and traded on INX’s platform, showcasing the seamless transition and cooperative spirit of the partnership.

Partnership with SICPA Focused on Central Bank Digital Currency Solutions

In 2023, the Company entered into a strategic partnership with SICPA, a global industry leader providing authentication technology and services to sovereign central banks globally, to develop central bank digital currency (“CBDC”) solutions utilizing blockchain technology for clients of SICPA and beyond. For the purpose of executing shared objectives under the joint venture agreement, SICPA and INX formed NABATECH SA (“Nabatech”), an entity organized under the laws of Switzerland. The Company serves as the technology partner to Nabatech providing its expertise in the development and integration of blockchain-based infrastructure and smart contract software solutions for the development and launch of a secure and scalable environment designed for central banks globally to deploy digital currencies. The solution developed is focused on multi series wholesale and retail CBDCs, flexible and configurable privacy design ranging from full anonymity to automated KYC, interoperability between wholesale and retail tokens, support for the issuance of digital bonds, stablecoins and tokenized assets. The developed technology design meets requirements of central banks and sovereign states to maintain financial stability of the economy and strives for a seamless interoperability between all asset types to ensure smooth integration with conventional financial systems while supporting legal and regulatory compliance models of a given economic monetary policy and mitigating liquidity risks with a smart and innovative conversion mechanism.

The core design principle of the CBDC solution offered by Nabatech embraces financial inclusion by enabling flexible and programmable risk-based privacy settings applied offline, which increase trust and adoption of the CBDC by the population. While the development of the CBDC solution is deemed to be a longer-term initiative, the activities throughout 2024 continue as Nabatech actively bids competitively seeking to win CBDC engagements from central banks globally.

Key Management Changes

Effective February 29, 2024, the employment agreement with the General Counsel and the Chief Blockchain Officer of the Company were terminated.

Additionally, on May 6, 2024, The Company announced that the Chief Financial Officer (CFO) would be leaving the company effective May 31, 2024, in a mutually agreed decision. The company’s VP Global Finance assumed the CFO position.

The INX Digital Company, Inc.

Expansion of Money Transmitter Licensing

INX Digital, Inc., licensed or otherwise cleared to operate in 49 U.S. states plus Washington D.C. and Puerto Rico as a money transmitter, continues to expand its licensing with the addition of Nevada, Tennessee and Texas during the year ending December 31, 2024.

Related Party Transactions

The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

The following balances are held with or by related parties as of December 31, 2024, and 2023:

	December 31
	2024	2023
Assets:
Prepaid expenses and other receivables	$680	$400
Total	$680	$400

Liabilities:
Accounts payable and accrued expenses	339	266
INX Token liability	2,423	4,485
INX Token warrant liability	464	671
Total	$3,226	$5,422

The INX Digital Company, Inc.

Revenue and expense items recognized in transactions with related parties during the years ended December 31, 2024, and 2023 include service revenue earned from Nabatech, and compensation provided to key management personnel and directors, as follows:

	Year ended December 31
	2024	2023
Service revenue	$863	$976
	863	976
Cost of service:
Compensation and benefits	226	226
	$226	$226
Research and development:
Compensation and benefits	263	234
Share-based compensation	24	190
INX Token-based compensation	34	41
	$321	$465
Sales and marketing:
Compensation and benefits	167	-
Share-based compensation	37	-
INX Token-based compensation	14	-
	$218	$-
General and administrative:
Compensation and benefits	3,091	3,286
Share-based compensation	884	1,702
INX Token-based compensation	296	396
	$4,271	$5,384
Total compensation and benefits	$5,036	$6,075
Decrease in fair value of INX Token and warrant liabilities	$(2,943)	$(830)

Each of the Company’s directors receives a monthly fee of $4 for the term of the engagement. In addition, each Director receives one-time payment of $1 in consideration for the participation in a committee meeting of the Board.

Further, each Director is entitled to receive an option to purchase 3,500 INX Tokens each month at an exercise price equal to the fair market value of the INX Token at the date of the grant. The warrants expire 10 years after the date of the grant.

On November 30, 2022, the Company committed to grant, and subsequently issued, options to its independent directors to purchase 928,399 Common Shares of the Company at CAD 0.165 ($0.12), a price per share equal to the fair value per share at the date of the commitment to grant the options. 397,886 options vest immediately on the date of the grant and remaining 530,514 options shall vest over the period of over 2 to 3 years with the first anniversary on November 30, 2023, and with all options fully vested on November 30, 2025.

The INX Digital Company, Inc.

Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

During 2023, related to the Investment by Republic in the Company’s stock, the Company paid the advisory fee to Weild & Co. of $293. Additionally, under the Weild Agreement, the Company also issued to Weild & Co. 661,452 warrants to purchase Company’s common shares valued, as of the date of issuance, at $139 based on the Black-Scholes options pricing model. Warrants are exercised until August 18, 2028, at an exercise price of $0.2381 per warrant.

Service Agreement with Nabatech

In June 2023, INX entered into a shareholders’ and joint venture agreement (“SICPA Agreement”), whereby parties to the agreement have agreed to joint their expertise and collaborate to develop central bank digital currency solutions with the utilization of blockchain technology. Subsequently, for the purpose of executing joint objectives under the SICPA Agreement, the parties formed SICPA INX SA, subsequently renamed as NABATECH SA, (“Nabatech”), an entity organized under the laws of Switzerland. During the year ended December 31, 2023, the Company made the initial capitalization investment in Nabatech of $32 and owns 33 percent of the issued and outstanding share capital. In addition, INX entered into a service agreement with Nabatech to provide technology support and advisory services to the entity.

As of December 31, 2023, the Company recorded loss on investment in associate of $591, and loss on the foreign currency translation of $38, to reflect its share of Nabatech’s net loss for the year end, which is $597 in excess of the Company’s investment amount.

As of December 31, 2024, the Company recorded a loss on the investment in associate of $651, and a gain from foreign currency translation of $62. The Company’s share in Nabatech’s net loss is $1,186 in excess of the Company’s investment amount. The excess amount is offset against the balance of prepaid expenses and other receivables.

In addition, INX entered into a service agreement with Nabatech to provide technological support and advisory services to the entity.

The INX Digital Company, Inc.

Summary of Quarterly Results

	Three months ended
	December 31, 2024	December 31, 2023*
Total income (loss)	$(235)	$(638)
Loss from operations	(4,354)	(5,076)
Income (loss) before tax	(11,862)	18,601

	September 30, 2024	September 30, 2023*
Total income (loss)	$(26)	$227
Income (loss) from operations	(2,484)	(4,736)
Income (loss) before tax	29,292	(13,684)

	June 30, 2024*	June 30, 2023*
Total income, net	$2	$249
Income (loss) from operations	(3,843)	(4,274)
Income (loss) before tax	(6,115)	(17,655)

	March 31, 2024*	March 31, 2023*
Total income, net	65	238
Income (loss) from operations	(2,577)	(4,736)
Income (loss) before tax	5,990	(786)

(*)	Reclassified in respect of discontinued operations – see note 4 to the financial statements.

Fourth Quarter 2024

Operating Results from the Fourth Quarter of 2024 Total income

The Company generated $85 in trading and transaction fees for the three months ended December 31, 2024, compared to $96 for the three months ended December 31, 2023.

Service revenue was $223 for the three months ended December 31, 2024, compared to $976 for the three months ended December 31, 2023, a decrease of $753. This decrease was primarily due to the timing of revenue recognition in 2023, where most of the annual service revenue was recorded in the fourth quarter, rather than being distributed throughout the year. In contrast, 2024 service revenue was recognized more evenly across quarters.

The Company’s share (33%) in Nabatech’s loss was $355 for the three months ended December 31, 2024, compared to $583 for the three months ended December 31, 2023, a decrease in loss of $228.

For the three months ending December 31, 2023, the Company generated $151 net loss on digital assets. The digital asset operations were ceased at the beginning of 2024.

This resulted in a net loss of $235 for the three months ended December 31, 2024, compared to a loss of $638 for the three months ended December 31, 2023.

The INX Digital Company, Inc.

Research and Development Expenses

The Company incurred $797 in research and development expenses for the three months ending December 31, 2024, compared to $229 for the three months ending December 31, 2023.

The Increase of $568 was primarily driven by development personnel costs of $673, offset by decrease in share-based compensation of $72 and in token-based compensation costs of $17.

Sales and Marketing Expenses

The Company incurred $927 in sales and marketing expenses for the three months ending December 31, 2024, compared to $805 for the three months ending December 31, 2023.

Sales and marketing expenses increased by $122 for the three months ended December 31, 2024, compared to the three months ended December 31, 2023. This increase was mainly driven by an increase in personnel costs of $127.

General and Administrative Expenses

The Company incurred $2,233 in general and administrative expenses for the three months ended December 31, 2024, compared to $2,396 for the three months ended December 31, 2023. The decrease of $163 was mainly driven by decreases related to share-based compensation of $128, in audit consultant costs of $335 and compliance and registration fees of $108. This decrease is offset by an increase of $279 personnel costs, $64 in board of directors’ fee, an increase of $65 other G&A cost.

Income (loss) from Operations

For the three months ending December 31,2024 and 2023, the Company’s loss from operations was approximately $4,354 and $5,076, respectively.

Gain (Loss) on INX Tokens Issued

Based on the terms of the INX Token, as described in Note 1 of the consolidated financial statements, the INX Token is a hybrid financial instrument, accordingly, the Company elected, in accordance with IFRS 9, to designate the entire financial liability at fair value with changes in fair value of the liability recognized as gain or loss in the Company’s consolidated statements of comprehensive income.

The Company recorded loss on INX Tokens issued of $8,155 for the three months ended December 31, 2024, compared to a gain of $22,853 for the three months ended December 31, 2023.

Net Income (Loss)

The Company’s net loss for the three months ending December 31, 2024, was $11,862 compared to net gain of $18,601 for the three months ending December 31, 2023. The decrease of $30,458 mainly relates to the fair value adjustments of INX Token liability.

Critical Accounting Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

Key assumptions made in the consolidated financial statements concerning uncertainties at the reporting date that may result in a material adjustment to the carrying amount of the INX Token liability and INX Token warrant liability within the next financial year are discussed in Note 14 and Note 15.

The INX Digital Company, Inc.

Many aspects of the digital currency and blockchain industry have not yet been addressed by current IFRS guidance. The Company is required to make significant assumptions and judgments as to its accounting policies and the application thereof, which is disclosed in the notes to the consolidated financial statements. If specific guidance is enacted by the IASB in the future, the impact may result in changes to the Company’s profit or loss and financial position as currently presented.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by an acceptable option pricing model. The inputs to the model include share price, exercise price and assumptions regarding expected volatility, expected life of share option and expected dividend yield.

Impairment of goodwill

The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment. This requires management to make an estimate of the projected future cash flows from the continuing use of the cash-generating unit (or a group of cash-generating units) to which the goodwill is allocated and also to choose a suitable discount rate for those cash flows.

Deferred tax assets

Deferred tax assets are recognized for unused carryforward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing and level of future taxable profits, its source and the tax planning strategy.

Changes in Accounting Policies including Initial Adoption

Amendment to IAS 1, “ Presentation of Financial Statements “:

In January 2020, which was further amended in October 2022, the IASB issued an amendment to IAS 1, Classification of Liabilities as Current or Non-Current to clarify the requirements for classifying liabilities as current or non-current.

The new guidance is effective for annual periods starting on or after January 1, 2024, and must be applied retrospectively.

The above Amendment did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. The Amendments did not have a material impact on the Company’s financial statements.

The INX Digital Company, Inc.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

As of December 31, 2024 and 2023, our operating capital of $20,595 and 26,327, respectively is held in cash and cash equivalents, U.S. Treasury securities, and marketable corporate bonds as follows:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$10,045	$12,906
Short-term Investment	2,922	10,493
Receivables for sale of subsidiary	5,265	-
Total long-term investments	18,232	23,399

Long-term investments
Corporate bonds – marketable investments	-	403
Investments in private equity	2,363	2,525
Total long-term investments	2,363	2,928
Total operating capital	$20,595	$26,327

Digital Assets

As of December 31, 2024, we held digital assets that are available as operating capital of $985.

Reserve Fund (otherwise referred to as Cash Fund)

In addition, as of December 31, 2024, INX has segregated $34,325, which is restricted as the Reserve Fund set aside to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms.

The INX Digital Company, Inc.

Material Cash Commitments and Contractual Obligations

As of December 31, 2024, and 2023, we have the following short and long-term cash commitments and contractual obligations:

	December 31
	2024	2023
Liabilities
Current liabilities:
Accounts payable and accrued expenses	$1,914	$3,105
Funds due to customers	6,555	3,242
Deferred revenue	-	85
Lease liability	228	390
Total current liabilities	8,697	6,822

Non-current liabilities:
Lease liability	-	479
Total non-current liabilities	-	479

Total Liabilities	$8,697	$7,301

We are required to hold corporate liquid assets or net worth at our subsidiaries to meet capital requirements established by our regulators based on statutory net capital requirements. We are in compliance with these capital requirements.

Operating Capital

To date, although we have generated trading and transaction fees, service revenue and listing fees earned within our digital assets business, we have mainly financed our operations through equity investments made by our shareholders and the INX Token Offering in the US, as well as the Valdy Transaction in Canada.

Our future expenditures and capital requirements will depend on numerous factors, including our growth, our ability to acquire and retain new clients utilizing our services and attracting issuers to issue security tokens and list them on INX.One for trading, as well as the continuing market acceptance of our products and services and digital assets and blockchain technology and overall economic conditions.

We believe that our existing operating capital is sufficient in both the short and long term to meet our operating requirements, including meeting our working capital and capital expenditure requirements.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of December 31, 2024.

Risk and Uncertainties

In addition to the risks contained herein, the disclosure in this MD&A is subject to, and should be read in conjunction with, the risk factors outlined in the AIF filed on the Company’s SEDAR profile at www.sedar.com and in the Company’s MD&A Risks and Uncertainties section.

The INX Digital Company, Inc.

Financial Instruments and Risk Management

Activities of the Company may expose it to a variety of financial and related risks: credit risk, market risk, liquidity risk, digital asset risk, loss of access risk, irrevocability of transactions, and regulatory oversight risk, among others. The Company seeks to mitigate potential adverse effects of these risks on performance and the Company’s financial position by employing experienced personnel, monitoring of market events, maintaining sufficient liquidity, implementing appropriate policies and procedures addressing significant financial risks and diversifying the Company’s business strategy within the constraints of the Company’s objectives.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company’s cash and cash equivalents, investments and digital assets are exposed to credit risk. The Company limits its credit risk by placing its assets with high credit quality banks, financial institutions and digital assets custodians that are believed to have sufficient capital to meet their obligations. While the Company intends to only transact with counterparties that it believes to be creditworthy there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss as a result. It is the Company’s policy to monitor the creditworthiness of its counterparties and to minimize the concentration of credit risk to mitigate significant loss caused by potential counterparty’s failure.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company’s investments are susceptible to also market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company’s investment guidelines.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due, as well as the risk of not being able to liquidate invested assets at reasonable prices. The Company manages liquidity risk by maintaining sufficient cash balances and investing capital reserves in highly rated, marketable financial instruments that allow meeting liquidity obligations in the ordinary course of business as well as under increased liquidity demands.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates. The Company’s exposure to foreign currency risk relates primarily to the Company’s continuing operation (when revenue or expense is recognized in a different currency from the Company’s presentation currency).

Technology Risk

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols governing such networks. In many cryptocurrency transactions, the recipient must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware, and could lead to theft of the Company’s digital wallets and the loss of the Company’s and customers’ digital assets. The Company manages the cybersecurity risk by maintaining strict system and operational controls, the ongoing monitoring of the system and transactions, and following internal policy designed to address the security of private keys.

The INX Digital Company, Inc.

The blockchain technology is a nascent and rapidly changing technology and use of blockchain networks and blockchain assets in the retail and commercial marketplace remains relatively small. The slowing or stopping of the development or acceptance of blockchain networks may adversely affect the Company.

Geopolitical Risk

A significant portion of the Company’s operations and management is based in Israel. On October 7, 2023, Hamas launched an attack on Israel and a war started. As of the date of issuance of the consolidated financial statements, there has been no interruption or adverse impact on the Company’s business activities resulting from the war. The Company maintains a comprehensive business continuity plan and has taken necessary steps in line with such plan, in an effort to ensure that operations and service to customers remain consistent. It is not possible to predict potential adverse results of the war and its effect on the Company’s business at this time.

Cyber Security Attack Risk

INX networks operate based on some form of open-source software. An open-source project is not represented, maintained or monitored by an official organization or authority. Because of the nature of open-source software projects, it may be easier for third parties not affiliated with the issuer to introduce weaknesses or bugs into the core infrastructure elements of the blockchain network. This could result in the corruption of the open-source code which may result in the loss or theft of blockchain assets.

Loss of Access Risk

The loss of access to the private keys associated with holdings of digital assets may be irreversible. Digital assets are controllable only by individuals that possess both the unique public key and private key or keys relating to the “digital wallet” in which digital assets are held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of Transactions

Digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

Regulatory Oversight Risk

The regulatory regimes governing blockchain technologies, blockchain assets and the purchase and sale of blockchain assets are uncertain, and new regulations or policies may materially adversely affect the development of blockchain networks and the use of blockchain assets. Such regulatory changes or actions may restrict the use of digital assets or the operation of blockchain networks in a manner that adversely affects operations of the Company.

Industry and Economic Factors Affecting Company’s Performance

We have an evolving business model.

As blockchain assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. As a result, to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our product mix and service offerings. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to the business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

General global market and economic conditions may have an adverse impact on the Company’s operating performance, results of operations and/or cash flow.

The INX Digital Company, Inc.

Weakness in the economy could have a negative effect on the Company’s business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown in trading and usage of the Company’s business platform and may delay or cancel the development, structuring, licensing and/or launch of any Token functionality. Service providers with which the Company engages for servers, bandwidth, location and other services could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company’s operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company’s business, financial condition and results of operations, and hence, the Company’s business platform and/or the ability to develop, structure, license and/or launch any token functionality. Any such circumstances may then correspondingly negatively impact the functionality, liquidity, and/or trading price of INX Tokens.

Digital Assets Market Volatility and Inflation

2024 was a challenging year for digital assets markets and our transaction revenue. Elevated inflation led central banks worldwide to begin tightening policies, specifically raising key benchmark interest rates and winding down or halting asset purchases. In March 2022, the U.S. Federal Reserve raised the interest rates and continued to do so aggressively throughout the year, to curb inflation. An environment with rising interest rates makes investors more conservative, both, because the cost of capital increases and yield-generating investments like fixed income products, which are seen as more conservative investments, become more profitable. As macroeconomic indicators like inflation remained high and interest rates rose throughout the year, digital assets market capitalization declined along with broader equity markets. Digital assets remain volatile, and we have limited ability to forecast our transaction revenue which remain correlated with digital assets market capitalization and related volatility. In addition to our focus on cost reduction and efficiency, we are more rigorously assessing our product-market fit and planning for contingencies under these macroeconomic market conditions.

Several recent company failures and bankruptcies have adversely affected our industry.

In 2022, several companies in the broader digital asset space failed or filed for bankruptcy protection. The Company’s business does not have a direct exposure to, and the Company is not a creditor of, any of the cryptocurrency market participants that recently filed for bankruptcy protection. At the time of this filing, we have no assets, that may not be recovered due to these bankruptcies, and we have no direct exposure to any other counterparties, customers, custodians or other crypto asset market participants known to have (i) experienced excessive redemptions or suspended redemptions or withdrawal of crypto assets, (ii) their crypto assets of their customers unaccounted for, or (iii) experienced material corporate compliance failures. Our business, financial condition and results of operations may not be immune to unfavorable investor sentiment resulting from these recent developments in the broader cryptocurrency industry. Also, as circumstances develop, additional companies might find themselves in a similar unfavorable position that might have a direct effect on the Company.

Moreover, while the Company has not been directly affected by recent crypto market events, our business, financial condition and results of operations may still be adversely affected by recent industry-wide adverse developments beyond our control. The recent bankruptcy filings of crypto companies and other developments in the broader cryptocurrency space will likely continue to attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition.

The INX Digital Company, Inc.

Additionally, although we are not directly connected to the recent cryptocurrency market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in the crypto asset markets.

Recent bank failures in the U.S. may adversely affect our business and the industry in which we operate.

During March 2023, the banking industry in the U.S. experienced multiple disruptions. Banks that serviced the digital asset industry and provided services that facilitated the transmission of money across the industry and between industry participants failed and ceased operations entirely or exited servicing clients in the digital assets industry. While the Company was not directly affected by the failure of these banks and did not hold any Company or customer funds at these banks, our business, financial condition and results of operations may still be adversely affected by these developments. First, the operation and business activity of companies within the cryptocurrency space might be damaged or encumbered. Secondly, other banks may also encounter similar problems in the near future, that will result in their failure. For these reasons and others, the Company might be directly or indirectly affected.

Moreover, these bank failures will likely attract heightened regulatory scrutiny from U.S. regulatory agencies and others. Increasing regulation and regulatory scrutiny may result in new costs for the Company and Company’s management having to devote increased time and attention to regulatory matters and potentially change aspects of the Company’s business. In addition, regulatory developments and/or the Company’s business activities may require the Company to comply with certain regulatory regimes. Increasingly strict legal and regulatory requirements and any regulatory investigations and enforcement may result in changes to our business, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with, any laws and regulations, may have an adverse effect on our reputation and brand and our business, operating results, and financial condition. Further, these bank failures may hinder our ability to acquire bank accounts or payment services in the future.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.

Other Information and Disclaimer No Offer or Solicitation

This report shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.